CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(Dollars in thousands, except per share data)	2019	2018	2019	2018
Basic Earnings Per Share
Net income	$2,586	$2,324	$5,126	$4,488
Weighted average common shares	2,742,350	2,742,242	2,742,296	2,742,242

Basic Earnings Per Share	$0.94	$0.85	$1.87	$1.64

Diluted Earnings Per Share
Net income	$2,586	$2,324	$5,126	$4,488
Weighted average common shares	2,742,350	2,742,242	2,742,296	2,742,242

Diluted Earnings Per Share	$0.94	$0.85	$1.87	$1.64